

October 19, 2023

Brent Beal
Chief Executive Officer
ETX Park Fund #2, LLC
203 East Main, Suite 200
Nacogdoches, TX 75961

> **Re: ETX Park Fund #2, LLC**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed October 10, 2023**
> **File No. 024-12222**

Dear Brent Beal:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 6, 2023 letter.

Offering Statement on Form 1-A filed October 10, 2023

Cover Page

1. We acknowledge your revised disclosure in response to prior comment 4. Please highlight the transfer restrictions on the cover page of your offering statement.

Use of Proceeds, page 15

2. We acknowledge your revised disclosure in response to prior comment 3. We also refer to your revised disclosures elsewhere stating that the amount of the payment will be negotiated between Austin Bank and ETX Park Fund #1 LP. Please revise to clarify the amount on the lien if it is more than the amount you anticipate paying, which you state is $370,125, or otherwise explain why the amount to be repaid must be negotiated. Please also revise your use of proceeds disclosure to state that the land acquisition amount is intended to cover the Austin Bank lien held by ETX Park Fund #1 LP in its entirety.

   Please contact Isabel Rivera at 202-551-3518 or Dorrie Yale at 202-551-8776 with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Real Estate & Construction

cc: Nicholas Antaki